Writer's Direct Dial: (212) 225-2632 E-Mail: dlopez@cgsh.com

May 10, 2010

VIA FAX AND EDGAR TRANSMISSION Ms. Mellissa Campbell Duru Special Counsel, Office of Mergers and Acquisitions Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3628
Re:           The Interpublic Group of Companies, Inc.
Schedule TO-I
Filed April 29, 2010
File No. 5-11564

Dear Ms. Duru:
By letter dated May 6, 2010 you provided certain comments on the Schedule TO-I filed by The Interpublic Group of Companies, Inc. (the “Company” or “we”) on April 29, 2010 (the “Schedule TO”).  This letter sets forth our responses to these comments.  In connection with this response, the Company is also filing with the Securities and Exchange Commission Amendment No. 1 to the Schedule TO (the “Amendment”), which reflects the responses set forth below, as appropriate.  A copy of the Amendment is also enclosed with this letter.  For convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Exhibit 99(a)(1)(A): Offer to Purchase

1.           As currently structured, the offer contemplates fixing the purchase price for the subject securities on the second business day prior to the expiration date.  The purchase

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price consists of a fixed cash component and a variable component that will be determined based on reference to the arithmetic average of the daily volume-weighted average prices of the company’s common stock over the five business day period up to and including the Pricing Date.  Thus, the material terms of the offer (i.e. the exchange ratio) will be unknown until two business days prior to expiration.  We refer to Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A.  Referencing prior no-action letters, staff interpretative positions and any relevant facts unique to your offer, please provide an analysis of how your offer is in compliance with Rules 13e-4(f)(1)(ii) and 14e-l(b).

Response:

When it structured the offer to purchase (the “Offer”) its 5¼% Series B Cumulative Convertible Perpetual Preferred Stock (the “Subject Securities”), the Company carefully reviewed the facts and the structure described in a no-action letter issued by the staff (the “Staff”) of the Securities and Exchange Commission to TXU Corporation (September 13, 2004) (the “TXU Letter”) and, with one exception described below, concluded that the facts and structure described in the Offer conform fully with that letter.  As a result, and as explained below, the Company believes the Offer is consistent with the Staff’s prior no-action positions and therefore complies with Rules 13e-4(1)(ii) and Rule 14e1(b).

Factual Background.  The Company’s common stock (the “Common Stock”) is exchange-listed. The Subject Securities are convertible at any time into a specified number of shares of Common Stock, at the holders’ option.  The Company believes the Subject Securities trade at prices that are related to the trading prices of the Common Stock. The Company has observed this relationship over time and has confirmed its existence with the dealer managers. These facts are all consistent with the facts described in the TXU Letter.

Structural Background.  Except as noted below, the Offer is structured consistently with the TXU Letter.  Significant structural commonalities between the Offer and the TXU Letter include the following:

a.	the mechanism for fixing the purchase price relies on the same methodology for averaging the volume weighted average trading prices of the Common Stock;

b.	the averaging period ends two business days prior to the expiration of the offer period;

c.
holders may obtain information on the daily volume weighted prices and closing prices with respect to the Common Stock throughout the offer via specified toll-free numbers; in addition, an indicative purchase price is available throughout the offer period via specified toll-free numbers (and, though not present in the TXU

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Letter, in the Offer this indicative purchase price will also be available via a specified website);

d.	the purchase price is subject to a specified fixed minimum and fixed maximum;

e.
the purchase price will be fixed prior to the opening of trading on the business day preceding the expiration date of the Offer and such purchase price will be announced by press release no later than 9am on the following business day1 (and, though not present in the TXU Letter, in the Offer this information will be available via a specified website by the same deadline); and

f.	any Subject Securities accepted for payment will be subject to proration in the event that the number of Subject Securities tendered exceeds the number sought.

Discussion.  In light of the convertibility of the Subject Securities and the resulting relationship between the value of the Subject Securities and the trading price of the Common Stock, the Company and its advisors expect there to be a relationship between the prices at which holders of Subject Securities will be willing to tender their Subject Securities and the market price, at the time of tender, of the Common Stock.  Hypothetically, if the Company were to launch a tender offer at a fixed price and there were increases in the market price of the Common Stock during the Offer period, the Company would expect holders to demand an increased purchase price in order to be willing to tender their Subject Securities.  Such an increase in purchase price would cause the Company to have to extend such a hypothetical offer to comply with Rule 13e-4(f)(1)(ii).  During that extension period subsequent changes in the market price of the Common Stock could occur, necessitating further amendments and extensions.  The prospect of multiple rounds of extensions and repricings, especially in light of current market volatility, creates uncertainty for holders and the Company. The proposed pricing formula significantly reduces that uncertainty and therefore benefits both parties.

As was stated in the incoming inquiry that forms part of the TXU Letter, Rule 13e-4(d)(1) requires the offer document to specify the consideration offered.  Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) provide that a tender offer must remain open for at least ten business days from the date that notice of any increase or decrease in the consideration offered is first published or sent to or given to the security holders.  We believe the pricing mechanism described in the Offer is consistent with the Staff’s requirements for formula pricing as set forth in the TXU Letter and others no-action letter granted by the Staff, including Lazard (August 11, 1995), Epicor Software Corporation (May 13, 2004) and AB Volvo (May 16, 1997).  We further believe the Staff’s implicit conclusion in granting the TXU Letter is that formula pricing, when structured as described therein, satisfies the investor protection goals that each of the above rules is meant to accomplish.

_______________

1 This feature is disclosed in the offer document, though the original text was not completely clear.  The text has been clarified in the amended offer to purchase filed herewith.

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Consequently, we believe the Offer is completely consistent with the above-mentioned Rules.

As noted above, the Offer deviates from the TXU Letter in that it calls for a five business day averaging period rather than a ten business day averaging period (referred to herein as a “five-day period” and a “ten-day period”, respectively).  The Company, in consultation with the dealer managers, believes the market price volatility of its Common Stock poses a significant risk to the success of the Offer.  Specifically, the Company has been advised by the dealer managers that holders are likely to 1) tender their Subject Securities at or shortly before the expiration date and 2) make their final decision to tender or refrain from tendering based in part on a comparison of the purchase price (as fixed on the second business day prior to expiration, referred to here as the “Purchase Price”) to the most recently available market price quotes for the Common Stock (most likely, as of the expiration date).

In that light, the Purchase Price is most likely to be attractive to investors if it is based on an average of the most recently available market prices for the Common Stock, rather than based on older data that is more likely less reflective of current market values.  Given market volatility, a price that is based on a shorter period is more likely to reflect the true value to holders of the Subject Security rather than one taken over a longer period of time.  Hence, the shorter five-day period is inherently more likely than the longer ten-day period to accurately reflect a market-level value at the expiration date.

We note that a five-day period was allowed in a no-action letter issued by the staff to Citizens Republic Bancorp, Inc. (August 21, 2009) (the “Citizens Republic Letter”).  That letter involved a tender offer utilizing a five-day period ending on the expiration date.  The Citizens Republic Letter focuses significant attention on the issues raised by having an averaging period that ends on the expiration date (an issue not presented by the Offer), but otherwise stands for the proposition that a five-day period is not problematic from an investor protection perspective.  We further note that while the tender offer described in the Citizens Republic Letter was governed by Regulation 14E, and not by Regulation 13E, we believe the investor protection rationale of requiring that the consideration for the tender offer be stated, which the Staff has read into Regulation 14E in a manner that parallels the requirement of Rule 13e-4, is equally well served in either case by allowing a five day period.  Finally, while not factually identical situations, the Staff has granted no-action relief relating to Rule 14e-1(b) permitting issuers to price the common shares being offered and the common shares being acquired based on volume-weighted average prices over a two or three trading day averaging period.  See McDonalds Corporation (September 27, 2006), Weyerhauser Company (February 23, 2007), Halliburton Company (March 23, 2007) and Kraft Foods Inc, (July 1, 2008).

In light of the Company’s use of five-day averaging period, the Company has taken additional steps not required by the TXU Letter to convey pricing information to investors.  Whereas the TXU Letter required the company to make certain market

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information available via toll free numbers and press releases, the Company has supplemented those requirements with a website on which it is posting daily volume weighted average prices and closing prices with respect to the Common Stock throughout the offer period.  In addition, the TXU Letter required the company to make indicative offer pricing available via a toll-free number and make the final offer price available via press release, which would be filed in an amended Schedule TO.  The Company will meet all of these requirements, but in addition will provide the same information via a specified website.  We believe these additional steps provide investors with ready access to information that will keep them up-to-date and able to make an informed decision to tender or refrain from tendering their Subject Securities.

2.           We note that the variable component of the purchase price will be determined by reference to the arithmetic average of the daily volume-weighted average prices of the company’s common stock over only a five business day period.  Please also address in your response to comment 1 above, the reasons for a five business day averaging period versus a ten business day averaging period.  Additionally, please highlight any of the protections the company has in place or the actions the company will take to provide shareholders with material information regarding the terms of the offer given the presence of non-fixed terms.  In this regard, we note disclosure of where indicative purchase price information will be made available to security holders during the pendency of the offer.

Response:

As requested, the Company’s response to this comment is contained in its response to comment number 1.

Conditions to the Tender Offer, page 14

3.           A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied.  Disclosure in the first bullet point regarding actions which “directly or indirectly…, would or might” result in the enumerated consequences appears to be overly broad.  We note a similarly broad condition in the penultimate bullet point on page 15 regarding any event affecting the business which in your sole judgment “would or might make it impractical or inadvisable to proceed…”  Given that the filing persons have reserved the right to assert the occurrence of offer conditions for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e).  Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

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Response:

The Company has revised the reference in the first condition to omit the words “directly or indirectly” and has replaced the words “would or might” with the words “would reasonably be expected to.”

The Company has revised the reference in the penultimate condition to require the Company to use its “reasonable” judgment.

The Company believes that with these changes, the conditions include an objective standard against which the Company’s actions may be judged should the actions listed in the condition have the described effect.

4.           Please clarify the statements in the second bullet point on page 14 regarding any “significant adverse change in the trading prices of the Preferred Shares or in any of [y]our securities in any financial markets...”  As noted in our comment above, the condition appears to be overly broad.  Moreover, please clarify what a significant change would be, the list of other securities the company would be examining for purposes of being able to assert the condition and the financial markets to which you refer.  Please revise your disclosure accordingly.

Response:

The Company has revised its disclosure to limit the securities covered by the condition to the Subject Securities, the Common Stock, and a specified list of the Company’s debt securities (the “Debt Securities”) as provided below.  The Company has further revised its disclosure to indicate that the relevant markets will be the over-the-counter markets with respect to the Subject Securities and the debt securities and will be the New York Stock Exchange with respect to the Common Stock.

Series of Debt Securities:
Floating Rate Notes due 2010
7.25% Senior Unsecured Notes due 2011
6.25% Senior Unsecured Notes due 2014
10.00% Senior Unsecured Notes due 2017
4.75% Convertible Senior Notes due 2023
4.25% Convertible Senior Notes due 2023

The Company respectfully disagrees that the use of the phrase “significant adverse change” is overly broad.  The Company believes that the word “significant” (similar to the words “material” and “reasonable”, which are used elsewhere in the conditions) has a meaning that can be applied and interpreted by outside observers.  For example, in the event the Company were to determine that such an event has occurred, and if an investor were to dispute that determination, a third-party adjudicator could be asked to determine whether the Company’s determination was appropriate by applying the same rules of construction and interpretation that are used in commercial disputes.  In that light, we believe the phase is suitably objective.

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5.           Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

Response:

The Company hereby confirms its understanding that if a condition is triggered and the Company decides to proceed with the offer anyway, this constitutes a waiver of the triggered condition. The Company hereby confirms that, depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders; it may not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

6.           Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:

The Company hereby confirms its understanding that if an offer condition is triggered by events that occur during the offer period and before the expiration of the offer the Company will inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer.

The Company has authorized us to acknowledge on its behalf that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; that comments of the Commission staff or change to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2632.

Sincerely,

/s/ David Lopez
David Lopez

cc:           Nicholas P. Panos
Senior Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission

Nicholas J. Camera
Senior Vice President, General Counsel and Secretary
The Interpublic Group of Companies, Inc.

Ellen T. Johnson
Senior Vice President and Treasurer
The Interpublic Group of Companies, Inc.